Kyivstar Group Ltd. Unit 517, Level 5 Index Tower (East Tower), Dubai International Financial Centre (DIFC), United Arab Emirates
VIA EDGAR	T:	. +971 4 443 1145
	W	www.investors.kyivstar.ua
U.S. Securities and Exchange Commission
100 F Street, N.E.	Commercial License	CL11084
Washington, DC 20549
United States of America

March 16, 2026

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act.

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Kyivstar Group Ltd. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission on March 16, 2026.

Please do not hesitate to call the undersigned at +971 52 138 1275 if you have further questions.

Respectfully submitted,
Kyivstar Group Ltd.
Date: March 16, 2026

	By:	/s/ Kaan Terzioğlu
	Name:	Kaan Terzioğlu
	Title:	Executive Chairman